UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2025

Craig Ruckman
Assistant Secretary
Brookfield Private Equity Fund LP
250 Vesey Street, 15th Floor
New York, New York 10281

Re: Brookfield Private Equity Fund LP
Form 10-12G filed July 1, 2025
File No. 000-56760

Dear Craig Ruckman:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G filed July 1, 2025

Forward-Looking Statements, page 3

1. We note your statement that the registration statement includes forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Exchange Act. Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please delete any references to the Private Securities Litigation Reform Act or make clear that these provisions do not apply to you.

Item 1. Business, page 6

2. Please expand your business section to state clearly if you have not yet begun operations and to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies

such as raising additional funds.

3. We note the broad definition of Direct Investments on page 7, including equity instruments, debt, options, PIK notes, etc. We also note the registrant's investment objective involves acquiring "high-quality businesses for value and further enhancing value post-acquisition through operational improvements." Please revise Portfolio Allocation Targets on page 8 to further disaggregate the portion of the various investments, if known. If these amounts are to be determined, please revise to state so and further clarify the discussion of discretion in investment allocations. Additionally, please revise to clarify the extent to which investments are intended to provide acquisition of significant or majority ownership of businesses, and clarify the activities and expected timelines associated with implementing and monetizing "operational improvements."

4. If material, please revise here and where appropriate to address the growth and trends in private credit and the opportunities and risks they present.

<u>The Fund-Brookfield Private Equity Fund LP, page 6</u>

5. Briefly explain the purpose of "Parallel Funds" and parallel vehicles. For example, it is unclear how a Parallel Fund may differ from "co-investment vehicles, sidecar vehicles," companion vehicles and similar structures.

6. We note the reference to the Aggregator and the statement that the fund will "invest all or substantially all of its assets in the Aggregator." Please revise to further clarify the nature of the investment. Additionally, please revise the graphic on page 9 and accompanying narrative to more clearly identify the Aggregator and the nature of its relationships with the fund and manager.

<u>Compensation of the Manager and General Partner, page 11</u>

7. Please revise to summarize the management fee and performance allocation features, which are currently described using many defined terms and references to other documents. For example, consider providing a table summarizing all possible compensation. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

<u>Allocation of Investment Opportunities, page 15</u>

8. We note from the second paragraph that, "certain Brookfield Accounts will receive priority with respect to most opportunistic investments in businesses located, headquartered or principally operating in the Middle East and North Africa and with respect to asset-light financial infrastructure businesses that underpin the global financial system." Please reference this in the Risk Factor section.

<u>Redemption Program, page 19</u>

9. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.

10. With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Use of Artificial Intelligence..., page 59

11. Disclose whether you have adopted usage policies and procedures governing the use of Artificial Intelligence by the Funds personnel.

Written Agreements with Unitholders., page 83

12. Please summarize this risk in the Risk Factor Summary on page 4.

General

13. We note disclosure on page 8 and elsewhere regarding your status under the Investment Company Act of 1940. Please note we may have further comments on this disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mengyao Lu at 202-551-3471 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance